UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-31617

BRISTOW GROUP INC.

(Exact name of registrant as specified in its charter)

3151 Briarpark Drive, Suite 700

Houston, Texas 77042

(713) 267-7600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.0001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 60

On May 11, 2019, Bristow Group Inc. (the “Company”) and its subsidiaries BHNA Holdings Inc., Bristow Alaska Inc., Bristow Helicopters Inc., Bristow U.S. Leasing LLC, Bristow U.S. LLC, BriLog Leasing Ltd. and Bristow Equipment Leasing Ltd. (together, the “Debtors”) filed voluntary petitions (the “Chapter 11 Cases”) in the United States Bankruptcy Court for the Southern District of Texas, Houston Division (the “Bankruptcy Court”), seeking relief under Chapter 11 of Title 11 of the United States Code. The Debtors’ Chapter 11 Cases were jointly administered under the caption In re: Bristow Group Inc., et al., Main Case No. 19-32713. On August 20, 2019, the Debtors filed an Amended Joint Plan of Reorganization (as subsequently modified on August 22, 2019 and September 30, 2019, the “Plan”) with the Bankruptcy Court. On October 8, 2019, the Bankruptcy Court entered an order confirming the Plan. On October 31, 2019 (the “Effective Date”), the Plan became effective in accordance with its terms and the Debtors emerged from the Chapter 11 Cases.

Pursuant to the Plan, the Company’s previously outstanding common stock, par value $0.01 per share (the “Old Common Stock”), including options, warrants, rights, restricted stock units or other securities or agreements to acquire such Old Common Stock, was canceled and of no further force or effect as of the Effective Date. In connection with its emergence from the Chapter 11 Cases, the Company issued common stock, par value $0.0001, of the reorganized Company pursuant to the Plan (the “New Common Stock”). Pursuant to Rule 12g-3(a) of the Exchange Act, the New Common Stock was automatically deemed registered under Section 12(g) of the Exchange Act. On October 31, 2019, the Company filed a Form 15 pursuant to Rule 12g-4(a)(1) for the purpose of beginning the 90-day period that must elapse before the registration of the New Common Stock under Section 12(g) can terminate. At the time of such filing, the Company was not current in its reporting obligations pursuant to Section 13(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

On December 27, 2019, the Company filed its Quarterly Report on Form 10-Q for the three months ended June 30, 2019 (the “First Quarter 10-Q”) and its Quarterly Report on Form 10-Q for the three months ended September 30, 2019 (the “Second Quarter 10-Q”). Following such filings, the Company became current in its Exchange Act reporting obligations. This Form 15 is being filed pursuant to Rule 12h-3 for the purpose of terminating the Company’s duty to file reports under Sections 13(a) and 15(d) with respect to any securities and terminating the registration of the New Common Stock under Section 12(g).

Pursuant to the requirements of the Securities Exchange Act of 1934, Bristow Group Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

BRISTOW GROUP INC. (Registrant)

Date: January 9, 2020	By:	/s/ Brian J. Allman
	Name:	Brian J. Allman
	Title:	Senior Vice President and Chief Financial Officer

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